L'ORÉAL

RECEIVED
2006 JAN 24 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

Clichy, January 20th, 2006

06010424

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **Individual reporting of a transaction in the company's securities;**
- **Notice of dissolution of a group in respect to Sanofi Aventis shares following the termination of a shareholders' agreement.**

Very truly yours,

PROCESSED
JAN 24 2006
THOMSON FINANCIAL

The International Financial Communications Director

Jean-Régis CAROF

L'Oréal
Incorporated in France as a "*Société Anonyme*"
with registered capital of €131,752,432
Registered office: 14, rue Royale - 75008 Paris – France
Headquarters: 41, rue Martre - 92117 Clichy Cedex - France
632 012 100 RCS Paris

Individual reporting of a transaction in the company's securities
(Articles 222-14 and 222-15 of the General Regulations of the AMF)

First name and surname of declarer	Sir Lindsay Owen-Jones
Position	Chairman and Chief Executive Officer
Issuer	L'Oréal
Description of financial instrument	ordinary shares
Nature of transaction	exercise of purchase options
Date of transaction	December 15, 2005
Place of transaction	Paris
Price per unit	€34.01
Number of securities concerned by transaction	250,000
Gross amount of transaction	€8,502,500

Clichy, December 22, 2005

This English summary has been made for purposes of satisfying L'Oréal's obligations under Rule 12g3-2(b). The text in French made public by the AMF can be found on the AMF website at http://www.amf-france.org/inetbdif/viewdoc/affiche.aspx?id=15026&txtsch=

November 2, 2005

Notification of legal thresholds crossing

Notice of dissolution of a group in respect to Sanofi Aventis shares following the termination of a shareholders' agreement
(Articles L. 233-10 and L. 233-11 of the French Commercial Code)

SANOFI-AVENTIS
(Eurolist)

Pursuant to Article 33 V of Law no. 2005-842 of July 26, 2005 and by letter of October 26, 2005, received on the same day, L'Oréal (41, rue Martre - 92117 Clichy, France) declared that it had crossed in a downward direction, on December 2, 2004, the thresholds of one-third and 20% of voting rights, and the threshold of 20% of the share capital in the company SANOFI-AVENTIS, and then held 143,041,202 SANOFI-AVENTIS shares (that is 10.27% of the share capital), representing 286,082,404 voting rights of the company[1] (that is 17.31% of its voting rights).

These thresholds were crossed as L'Oréal and Total ceased to act in concert following the termination on December 2, 2004, of the shareholders' agreement with respect to SANOFI-AVENTIS shares entered into by and between them on April 9, 1999.

L'Oréal specified that its individual stake remained unchanged compared with its last threshold crossing notification dated August 23, 2004, that is, at October 25, 2005, 143,041,202 SANOFI-AVENTIS shares (that is 10.25% of the share capital) representing 286,082,404 voting rights of this company (that is 17.51% of its voting rights).

[1] Based on a share capital composed of 1,392,281,432 shares representing 1,652,635,092 voting rights.